NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED JULY 10, 2009

This Memorandum sets forth the response of National Instruments Corporation (the “Company”, “NI”, “we”, “us”, or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated July 10, 2009.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

SEC Comment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 8.  Income Taxes

1.
We note from your response to prior comment 3 that the additional reversal of the valuation allowance for deferred tax assets of $18.3 million in fiscal 2008 was due to your annual assessment of the realization of such assets due to the decision to continue your manufacturing operations in Hungary for an additional year.  Please tell us the following information:

•	the quarter in which management makes this annual assessment;
•	the quarterly periods in which the reversals of the valuation allowance occurred during fiscal 2007, 2008, and 2009;
•	the amount of reversal in each quarter; and
•	explain the timing of each release, including the accounting literature you considered in determining the timing of the releases were appropriate.

In this regard, it appears that the frequency of your reversals occurs on more than an annual basis based on our review of your quarterly and annual periodic reports.  Furthermore, based on historical and future taxable income for these operations, explain in further detail why the Company is releasing the valuation allowance on a periodic basis versus releasing the full or a significant portion of the allowance in either fiscal 2008 or 2007.

Response to Comment No. 1

We advise the Staff that in our response to prior comment 3, we used the term “annually” because the comment was in reference to our Form 10-K for the fiscal year ended December 31, 2008.   In fact, we reevaluate quarterly the realization of the tax benefit of the deferred tax asset for the excess tax goodwill in Hungary.  The quarterly periods in which the reversals of the valuation allowance occurred during fiscal 2007, fiscal 2008 and fiscal 2009 and the amounts of each reversal are as follows.

Quarter Ended	Amount of Reversal (in millions)
December 31, 2007	18.3
March 31, 2008	2.1
June 30, 2008	4.1
September 30, 2008	2.4
December 31, 2008	0.1
March 31, 2009	1.1

In accordance with paragraph 194 of SFAS 109, each release was recognized as a discrete event in the interim period during which a change in judgment occurred with respect to the realizability of the tax benefit of the tax goodwill.  Following the approval of the merger of our Hungarian subsidiaries by the Hungarian Registry Court, we released a significant portion of the allowance in fiscal 2007 for taxable income expected to be generated in fiscal 2008 and fiscal 2009 as this period represented the time frame for which we believed the tax benefit of the excess tax goodwill was more likely than not to be realized as of December 31, 2007.  Although our Hungarian subsidiary is profitable, the realization of the deferred tax asset is based solely on future taxable income.  Because of the inherent imprecision in forecasting future taxable income, we have limited our projection to a relatively short period.  Because we were unsure as to whether we would retain our operations in Hungary beyond a two year time frame and had much less confidence in our ability to predict our taxable income in Hungary beyond two years, we could only reasonably claim realization of the tax benefit of the deferred tax asset was more likely than not for two years from fiscal 2007 and from each quarter end in fiscal 2008, thus resulting in a periodic release of the valuation allowance in fiscal 2008.

As discussed in more detail below, there were two primary factors which resulted in the uncertainty about the realization of this deferred tax asset:  first, whether we would continue our manufacturing operations in Hungary, and, second, our ability to predict our future profitability and the time frame for which we can reasonably do so.

Factor One--Continuation of our Manufacturing Operations in Hungary

We have significant doubts as to the long term viability of Hungary as a location for our manufacturing.  The following key factors in Hungary have led us to consider alternative locations:

- frequent significant changes in the corporate tax law;
- the unstable political environment;
- a restrictive labor code;
- the volatility of the Hungarian forint relative to the US dollar; and
- increasing labor costs.

As a result of the foregoing factors, there is an on-going uncertainty with respect to our continuing to do business in Hungary.  In response to this uncertainty, we have prepared a strategy to transfer our operations out of Hungary.  As part of this strategy, we have conducted an extensive site selection process and have selected Malaysia as our alternative site.  We have negotiated a long-term tax arrangement with the Malaysian government, purchased a 17 acre industrial site in Penang, Malaysia for approximately $9.5 million and our Board of Directors has approved a plan to transfer our manufacturing operations to Malaysia should such an exit from Hungary become necessary.

Given the instability of the economics surrounding our Hungarian operation, we reevaluate quarterly whether and to what extent we expect to continue our manufacturing operations in Hungary and thereby potentially realize the tax benefit of the deferred tax asset.  We have the ability to migrate our manufacturing operations without business interruption over a two year time frame and plan to do so should the business environment in Hungary become so unfavorable that a withdrawal is deemed warranted.

Factor Two--Predictability of Future Profitability

Our ability to predict our level of profitability in Hungary for a period of more than two years in the future is very limited.  This view is supported by the rapid and unexpected decline in the economy in 2008 and 2009, which has made historical results of operations unreliable evidence of the magnitude of future taxable income.  While we believe our historical operations are a fair indicator that our operations in Hungary will produce some level of profit in the future, we believe that quarterly reassessment of anticipated future taxable income is critical and that forecasting taxable income beyond two years is not viable at this point in time.  We continue to reevaluate quarterly whether and to what extent we expect to generate future taxable income in Hungary as well as how far into the future we can project profitability.

If we become more certain we will stay in Hungary for a longer period of time and our ability to forecast future taxable income changes, then our judgment with respect to the valuation allowance may also change.

SEC Comment No. 2

Form 10-Q for the Quarter Ended March 31, 2009

Note 4.  Fair Value Measurements

2.
We note that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2.  Tell us how you considered the disclosing in the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

Response to Comment No. 2

We note for the Staff that we did consider the requirements of paragraph 33(d) of SFAS 157 when we adopted SFAS 157 on Jan 1, 2009 as it relates to our nonfinancial assets and nonfinancial liabilities.  We did not make any additional disclosures in accordance with paragraph 33(d) because we did not have any items that were within the scope of paragraph 33 for the three months ended March 31, 2009.  In future filings, we will expand our disclosures to clarify this matter if we continue to be outside the scope of paragraph 33.